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As filed with the Securities and Exchange Commission
on August 26, 2003
U.S. Securities and Exchange Commission
Washington, D.C. 20549
Form SB-1

REGISTRATION STATEMENT UNDER THE SECURITIES ACT OF 1933

KNIGHTSBRIDGE RESOURCES INC.
(Name of small business issuer in its charter)

Nevada	1040	0394483

(State or jurisdiction of incorporation organization)	(Primary Standard Industrial or Classification Code Number)	(I.R.S. Employer Identification No.)

91 Commercial Road, Poole, Dorset U.K. BH14 0JD Telephone: (01)(202) 716-352
(Address and telephone number of principal executive offices)

91 Commercial Road, Poole, Dorset U.K. BH14 0JD
(Address of principal place of business or intended principal place of business)

Nevada Agency & Trust Company
50 West Liberty Street, Suite 880, Reno, Nevada 89501 Telephone: (775) 322-0626
(Name, address and telephone number of agent for service)

Approximate date of proposed sale to the public: As soon as practicable from time to time after this registration statement becomes effective for a three month period unless extended for an additional 90 days if we so choose to do so.

If this Form is filed to register additional securities for an offering pursuant to Rule 462(b) under the Securities Act, check the following box and list the Securities Act registration statement number of the earlier effective registration statement for the same offering. [ ]

If this Form is a post-effective amendment filed pursuant to Rule 462(c) under the Securities Act, check the following box and list the Securities Act registration statement number of the earlier effective registration statement for the same offering. [ ]

If this Form is a post-effective amendment filed pursuant to Rule 462(d) under the Securities Act, check the following box and list the Securities Act registration statement number of the earlier effective registration statement for the same offering. [ ]

If delivery of the prospectus is expected to be made pursuant to Rule 434, please check the following box. [ ]

CALCULATION OF REGISTRATION FEE
Title of each class of Securities being Registered	Dollar amount to be registered	Proposed maximum offering price per share	Proposed maximum aggregate offering price	Amount of registration fee
Common	$ 200,000	$ 0.10	$ 200,000	$ 16.20

THE REGISTRANT HEREBY AMENDS THIS REGISTRATION STATEMENT ON SUCH DATE OR DATES AS MAY BE NECESSARY TO DELAY ITS EFFECTIVE DATE UNTIL THE REGISTRANT SHALL FILE A FURTHER AMENDMENT WHICH SPECIFICALLY STATES THAT THIS REGISTRATION STATEMENT SHALL THEREAFTER BECOME EFFECTIVE IN ACCORDANCE WITH SECTION 8(A) OF THE SECURITIES ACT OF 1933 OR UNTIL THE REGISTRATION STATEMENT SHALL BECOME

EFFECTIVE ON SUCH DATE AS THE COMMISSION, ACTING PURSUANT TO SAID SECTION 8(A), MAY DETERMINE.

INFORMATION CONTAINED HEREIN IS SUBJECT TO COMPLETION OR AMENDMENT. A REGISTRATION STATEMENT RELATING TO THESE SECURITIES HAS BEEN FILED WITH THE SECURITIES AND EXCHANGE COMMISSION. THESE SECURITIES MAY NOT BE SOLD NOR MAY OFFERS TO BUY BE ACCEPTED PRIOR TO THE TIME THE REGISTRATION STATEMENT BECOMES EFFECTIVE. THIS PROSPECTUS SHALL NOT CONSTITUTE AN OFFER TO SELL OR THE SOLICITATION OF AN OFFER TO BUY NOR SHALL THERE BE ANY SALE OF THESE SECURITIES IN ANY STATE IN WHICH SUCH OFFER, SOLICITATION OR SALE WOULD BE UNLAWFUL PRIOR TO REGISTRATION OR QUALIFICATION UNDER THE SECURITIES LAWS OF ANY SUCH STATE.

Disclosure alternative used (check one): Alternative 1; Alternative 2; X

KNIGHTSBRIDGE RESOURCES INC.

CROSS-REFERENCE SHEET

	Item Number and Heading	Heading in Prospectus
1.	Front of the Registration Statement and Outside Front Cover Page of Prospectus	Facing pages; Front Cover Page

2.	Inside Front and Outside Back Cover Pages Of Prospectus	Inside Front and Outside Back Cover Pages of Prospectus

3.	Summary Information and Risk Factors	Summary of Our Offering; Risk Factors

4.	Use of Proceeds	Summary of Our Offering; Use of Proceeds; Plan of Operations

5.	Determination of Offering Price	Risk Factors; Determination of Offering Price; Plan of Distribution/Terms of Our Offering

6.	Dilution	Summary of Our Offering; Risk Factors; Dilution of the Price You Pay for Your Shares

7.	Selling Security Holders	Not applicable

8.	Plan of Distribution	Front Cover Page; Plan of Distribution/Terms of Our Offering

9.	Legal Proceedings	Legal Proceedings; Directors, Executive Officers, Promoters and Control Persons

10.	Directors, Executive Officers, Promoters and Control Persons	Directors, Executive Officers, Promoters and Control Persons

11.	Security Ownership of Beneficial Owner and Management	Security Ownership of Certain Beneficial Owners and Management

12.	Description of the Securities	Description of Securities

13.	Interest of Named Experts and Counsel	Interest of Named Experts and Counsel

14	Disclosure of Commission Position on Indemnification for Securities Act Liabilities	Disclosure of Commission Position on Indemnification for Securities Act Liabilities

15.	Organization Within Last Five Years	Not Applicable

16.	Description of Business	Business

17.	Management's Discussion and Analysis or Plan of Operation	Plan of Operation

18.	Description of Property	Description of Property

19.	Certain Relationships and Related Transactions	Certain Relationships and Related Transactions

20.	Market for Common Equity and Related Stockholder Matters	Front Cover Page; Risk Factors; Determination of Offering Price; Security Ownership of Beneficial Owner and Management; Share Capital Structure; Market for Common Equity and Related Stockholder Matters

21.	Executive Compensation	Executive Compensation

22.	Financial Statements	Financial Statements

23.	Changes in and Disagreements with Accountants on Accounting and Accounting and Financial Disclosure	Changes in and Disagreements with Accountants on Accounting and Accounting and Financial Disclosure

NEITHER THE SECURITIES AND EXCHANGE COMMISSION NOR ANY STATE SECURITIES COMMISSION HAS APPROVED OR DISAPPROVED OF THESE SECURITIES OR DETERMINED IF THIS PROSPECTUS IS TRUTHFUL OR COMPLETE. ANY REPRESENTATION TO THE CONTRARY IS A CRIMINAL OFFENSE.

Prospectus

KNIGHTSBRIDGE RESOURCES INC.
91 Commercial Road, Poole, Dorset U.K. BH14 0JD

Up to 2,000,000 Shares of Common Stock
Offering Price: $0.10 per share

Before this offering, there has been no public market for the common stock.

We are offering up to a total of 2,000,000 shares of common stock on a best efforts, no minimum, 2,000,000 shares maximum. The offering price is $0.10 per share. There is no minimum number of shares that we have to sell. The offering will be for a period of 90 days from the effective date and may be extended for an additional 90 days if we so choose to do so.

INVESTING IN OUR COMMON STOCK INVOLVES RISKS. SEE "RISK FACTORS" STARTING AT PAGE 3.
	Price to Public	Commission(1)(2)	Net Proceeds to Us(3)(4)
Per Share	$ 0.10	$ 0.00	$ 0.10
Aggregate Offering Price	$ 200,000	$ 0.00	$ 176,200
Note:
	(1)	Management of Knightsbridge is selling the securities and will not receive commission in conjunction with the sale of these securities.
	(2)	The Shares are being offered to prospective investors on a direct participation basis.
	(3)	Expenses are not expected to exceed $23,800, and include our legal and accounting fees, transfer agent's fees, filing fees, and printing costs. (See Use of Proceeds and Plan of Distribution.)
	(4)	No escrow account will be set up and all proceeds raised in the offering will be deposited immediately into our corporate account to be utilized for working capital in the priorities set by Knightsbridge. (See Use of Proceeds).

There is no minimum number of shares that must be sold in this offering. Because there is no minimum number of shares that has to be sold in this offering, there is no assurance that we will achieve the proceeds level described in the above table.

We are a start-up, exploration company and have not yet generated or realized any revenues from our business operations. We are not a blank check company. We have no intentions of merging with any other companies or allowing ourselves to be acquired by another company, or to act as a blank check company as that term is defined under Rule 419 of Regulation C under the Rules of the Securities Act of 1933. We must raise cash in order to implement our plan and stay in business.

Knightsbridge is a mineral exploration company with one mineral claim of twelve units, each unit consists of 500 x 500 meters or 25 hectares (a hectare is approximately 61 acres), title to which is held by an unrecorded warranty deed. The property has no proven or probable mineral reserves.

The date of this prospectus is August 26, 2003.

T-1

T-2

SUMMARY OF OUR OFFERING

The following summary information is qualified in its entirety by the detailed information and financial statements appearing elsewhere in the Prospectus.

Our Business.

Knightsbridge is a pre-exploration company incorporated under the laws of the State of Nevada on October 23, 2002. We have not commenced active business operations and we do not own any properties. We have obtained title to one mineral claim consisting of 12 units. This mineral claim entitles us to the minerals located on the property subject to the claim. We obtained title to this mineral claim by way of an unrecorded deed from Ron Schmitz, our President. The recorded title to the mineral claim is in Ron Schmitz's name.

We intend to explore for lead, silver and zinc on the property. The property is located approximately an hour and a half by road north of the City of Nelson, British Columbia, Canada. There can be no assurance that valuable minerals exist on our property until proper geological work and analysis is performed. Our property has no proven or probable mineral reserves

Our Offices.

Our administrative office is located at 91 Commercial Road, Poole, Dorset U.K. BH14 0JD and our registered statutory office is located at 50 West Liberty Street, Suite 880, Reno, Nevada 89501

The Offering.

Securities being offered:	Up to 2,000,000 shares of common stock, par value $0.00001

Offering price per share:	$ 0.10

Offering period:	The shares are being offered for a period not to exceed 90 days, unless extended by our board of directors for an additional 90 days.

Net proceeds:	Up to $176,200 (total raised minus offering expenses)

Use of proceeds:	Assuming all 2,000,000 shares are sold:

Offering Expenses: $ 23,800 Exploration: $ 100,000 Working Capital: $ 76,200 $ 200,000

Number of Shares of the Common Stock Outstanding:	Before the Offering: 11,000,000 Shares Offered: 2,000,000 After the Offering: 13,000,000

Selected Financial Information.
	Year End December 31, 2002	As of Six Month Period Ended June 30, 2003
BALANCE SHEET DATA:
Current Assets: Other Assets: Total Assets: Total Liabilities: Accumulated Loss: Shareholder Equity:
	$ 10,061 $ 0.00 $ 10,061 $ 17,062 ($ 8,001) ($ 7,001)	$ 9,465 $ 0.00 $ 9,465 $ 17,312 ($ 8,947) ($ 7,847)

	Year End December 31, 2002	As of Six Month Period Ended June 30, 2003
INCOME STATEMENT DATA: Total Income: Total Expenses: Net Profit (Loss):	$ 0.00 ($ 8,001.00) ($ 8,001.00)	$ 0.00 ($ 946.00) ($ 946.00)

(See Financial Statements - Schedule I for complete and accurate financial information about Knightsbridge)

Risk Factors.

The securities offered in this Prospectus involve a high degree of risk and immediate substantial dilution and should not be purchased by investors who cannot afford to lose their entire investment. Such risk factors include, among others, lack of operating history and limited resources, discretionary use of proceeds, no escrow of proceeds, and competition in selected area of business.

Investment in our company also involves significant risks because our property is in the pre-exploration stage known as preliminary reconnaissance as opposed to the development stage. Our property does not have a known body of commercial ore.

RISK FACTORS

Please consider the following risk factors before deciding to invest in the common stock.

Risks Related to Our Business.

We have no known ore reserves and we cannot guarantee we will find any mineral reserves or if we find minerals, that production will be profitable.

We have no known ore reserves. We have not identified any lead, silver, zinc, or other metal or mineral on the property and we cannot guaranty that we will ever find any such minerals. Even if we find that there are mineral reserves on our property, we cannot guaranty that we will be able to recover these minerals. Even if we recover mineral reserves, we cannot guaranty that we will make a profit. If we cannot find mineral reserves or it is not economical to recover these mineral reserves, we will have to cease operations.

If we do not raise enough money for exploration in this offering we will have to delay exploration until we are able to raise enough money through other means or go out of business.

Knightsbridge is in the very early exploration stage and needs the proceeds from our offering to start exploring for mineral reserves. Since there is no minimum and no refunds on sold shares, you may be investing in a company that will not have the funds necessary to commence its operations.

Weather interruptions in the province of British Columbia may affect and delay our proposed exploration operations.

Our proposed exploration work can only be performed approximately five to six months out of the year. This is because rain and snow cause the roads leading to our claims to be impassable during six to seven months of the year. When roads are impassable, we are unable to conduct exploration operations on our property.

Knightsbridge's exploration efforts and limited capital may limit our ability to find mineralized material. If we do not find mineralized material, we will cease operations.

Because we are small and do not have much capital, we must limit our exploration. Because we may have to limit our exploration, we may not find mineralized material, although our property may contain mineralized material. If we do not find mineralized material, we will cease operations.

We may not have access to all of the supplies and materials we need to begin exploration, that could cause us to delay or suspend operations.

Competition and unforeseen limited sources of supplies in the industry could result in occasional spot shortages of supplies, such as explosives, and certain equipment such as bulldozers and excavators that we might need to conduct exploration. We have not attempted to locate or negotiate with any suppliers of products, equipment or materials. We will attempt to locate products, equipment and materials after this offering is completed. If we cannot find the products and equipment we need, we will have to suspend our exploration plans until we do find the products and equipment we need.

We have not yet discovered any mineral reserves. Even if we are successful in discovering mineral reserves we may not be able to realize a profit from its sale. If we cannot make a profit, we will have to cease operations until market conditions improve or cease operations altogether.

In order to maintain operations, we will have to sell any minerals we extract from our property for more than it costs us to mine it. (The lower the price the mineral, the more difficult it is to do this.) If we cannot make a profit, we will have to cease operations until the price of minerals found on our property increases or cease operations altogether. The cost to mine minerals is fixed and as a result, the lower the market price, the lower the likelihood we will be able to make a profit.

We may not have enough money to complete our exploration and consequently may have to cease or suspend our operations.

We may not have enough money to complete the exploration of our mineral claims. Because we are exploring raw undeveloped land, we do not know how much we will have to spend to find out if there is mineralized material on our property. It could cost as little as $10,000 and as much as $100,000 to find out. The first $23,800 we raise, however, will be used to cover the cost of this offering before we spend any money on our exploration program. In addition, we do not know how much money we will raise in this offering. If it turns out that we have not raised enough money to complete our exploration program, we will have to either raise further capital through another offering or suspend or cease operations.

Because title to our mining claim is held in the name of another person, if he transfers our mining claim to someone other than us, we will cease operations.

Title to our mining claim is not held in our name. Title to our mining claim is recorded in the name of one of our officers and directors, Mr. Schmitz. If Mr. Schmitz transfers our mining claim to a third person, the third person will obtain good title and we will have nothing. If that happens, we will be harmed in that we will not own any mining claim and we will have to cease operations.

Because title to our property is in the name of Mr. Schmitz, a creditor of Mr. Schmitz could attach a lien on our property and have the property sold. If this happens, the creditor or a third party could take title to our property and we will cease operations.

Because title to our property is in the name of Mr. Schmitz, a creditor of Mr. Schmitz could attach a lien on our property and have it sold. If that happens, the creditor or a third party buying the property at a judicial sale could take title to our property. If that happens, we will own no property and will cease operations.

Risks Related to Our Capital Structure and this Offering.

Since this Is a Direct Public Offering and There Is No Underwriter, We May Not Be Able to Sell Any or Enough Shares Ourselves to Implement Our Exploration Program.

We have not retained an underwriter to sell these Shares. We will conduct this offering as a direct public offering, meaning there is no guarantee as to how much money we will be able to raise through the sale of our stock. Messrs. Rogers and Schmitz, will be personally selling shares and each have limited prior experience in selling securities. If we fail to sell at least three-quarters of the stock we intend to sell, our ability to start and complete our exploration plans will be materially affected, and you may lose all or substantially all of your investment.

You Will Not Receive Dividend Income from an Investment in the Shares and As a Result May Never See a Return on Your Investment.

We have never declared or paid a cash dividend on our common shares nor will we in the foreseeable future. We currently intend to retain any future earnings, if any, to finance the operation and expansion of our business. Accordingly, investors who anticipate the need for immediate income from their investments by way of cash dividends should refrain from purchasing any of the securities offered by Knightsbridge. As we do not intend to declare dividends in the future you may never see a return on your investment and you indeed may lose your entire investment.

We Have Arbitrarily Determined the Initial Public Offering Price and this May Not Be the Market Price of the Shares after the Offering.

The offering price of the shares offered under this prospectus has been arbitrarily determined by us based on what we believe purchasers of such speculative issues would be willing to pay for the shares of common stock of Knightsbridge and does not necessarily bear any material relationship to book value, par value, or any other established criterion of value. As a result, it may be difficult for you to resell your shares at or above the offering price.

You May Not Be Able to Resell Any Shares You Purchased in this Offering.

There is no trading market for Knightsbridge's common stock at present and there has been no trading market to date. Management has not undertaken any discussions, preliminary or otherwise, with any prospective market-maker concerning the participation of such market-maker in creating an after-market for Knightsbridge's common stock on the Pink Sheets or the OTC Bulletin Board. There is no assurance that a trading market will ever develop or, if such a market does develop, that it will continue. This means that it may be hard or impossible for you to find a willing buyer for your stock should you decide to sell it in the future or to resell the shares at or above the offering price. (See "Market Information").

Our Issuance of Further Shares and the Eligibility of Issued Shares for Resale Will Dilute Our Common Stock and Could Lower the Price a Willing Buyer Would Pay for Our Common Stock.

The shares being offered in this prospectus, if all are sold, represents 15.38% of our total issued and outstanding shares of common stock on a fully-diluted basis. If you invest in our common stock, your interest will be diluted to the extent of the differences between the price per share you pay for the common stock of $0.10 per share and the pro forma as adjusted net tangible book value per share of our common stock which would be $ 0.13 per share at the time of sale which is a dilution of over 87% of your investment We calculate net tangible book value per share by subtracting from our total assets all intangible assets and total liabilities, and dividing the result by the number of outstanding shares of common stock. Furthermore, we may issue additional shares, options and warrants and we may grant additional stock options to our employees, officers, directors and consultants, all of which may further dilute our net tangible book value. The dilution of our common stock could lower the price a willing buyer would pay for our common stock based on the fact our break-up value per share and our earning ratio per share would be reduced.

Future Sales of Restricted Shares Could Decrease the Price a Willing Buyer Would Pay for Shares of Our Common Stock and Impair Our Ability to Raise Capital.

We currently have 11,000,000 shares of Common Stock issued and outstanding, of which 10,000,000 is held by our two directors Messrs. Ronald Schmitz and Ernest Rogers and 1,000,000 is held by an investor, Ms. Yeun Mi Kim. These shares are considered restricted securities pursuant to Rule 144 promulgated by the Securities and Exchange Commission under the Securities Act of 1933, as amended. The shares held by Messrs. Schmitz and Rogers will be available for sale under exemptions from registration in November 2003 and Ms. Kim on April 7, 2004. Future sales of common stock by Messrs. Schmitz and Rogers and Ms. Kim under exemptions from registration or through a subsequent registered offering could materially adversely affect the market price of our common stock and could materially impair our future ability to raise capital through an offering of equity securities. We are unable to predict the effect, if any, that market sales of these shares, or the availability of these shares for future sale, will have on the prevailing market price of our common stock at any given time.

Your Vote as a Stockholder Will be Insignificant.

Our officers and directors will control more than 84.62% of the outstanding shares after this offering. As a result, they will be able to decide who will be our directors and control our operations and direction.

Because Our Common Stock Is Considered a "Penny Stock," Trading in it Will Be Subject to the Penny Stock Rules Which Could Affect Your Ability to Resell Your Shares in the Market, if a Market Ever Develops in the Future.

Under this offering the shares of common stock of Knightsbridge are being offered at $0.10 per share. If a trading market for the common stock of Knightsbridge was to develop in the future, we believe the market price would be well under $5.00 per share. Securities which trade below $5.00 per share are subject to the requirements of certain rules promulgated under the Securities Exchange Act of 1934 which require additional disclosure by broker-dealers in connection with any trades involving a stock defined as a "penny stock" (generally, any non-NASDAQ equity security that has a market price of less than $5.00 per share, subject to certain exceptions). As a result of being a penny stock, the market liquidity for our common stock may be adversely affected since the regulations on penny stocks could limit the ability of broker-dealers to sell our common stock and thus your ability to sell our common stock in the secondary market.

The rules governing penny stock require the delivery, prior to any penny stock transaction, of a disclosure schedule explaining the penny stock market and the risks associated therewith, and impose various sales-practice requirements on broker-dealers who sell penny stocks to persons other than established customers and accredited investors (generally defined as an investor with a net worth in excess of $1,000,000 or annual income exceeding $200,000, $300,000 together with a spouse). For these types of transactions, the broker-dealer must make a special suitability determination for the purchaser and have received the purchaser's written consent to the transaction prior to sale. The broker-dealer also must disclose the commissions payable to the broker-dealer, current bid and offer quotations for the penny stock and, if the broker-dealer is the sole market-maker, the broker-dealer must disclose this fact and the broker-dealer's presumed control over the market. Such information must be provided to the customer orally or in writing prior to effecting the transaction and in writing before or with the customer confirmation. Monthly statements must be sent disclosing recent price information for the penny stock held in the account and information on the limited market in penny stocks. The additional burdens imposed on broker-dealers by such requirements may discourage them from effecting transactions in our common stock, which could severely limit the liquidity of the shares you acquire and your ability to sell our shares in the secondary market.

We Will Need to Obtain Additional Funding in the Future and May Be Unable to Obtain Such Funding on Satisfactory Terms, Which Will Dilute You as a Stockholder and May Impose Burdensome Financial Restrictions on Our Business.

Future events, including the problems, delays, expenses and other difficulties frequently encountered by start-up companies may lead to cost increases that could make the net proceeds of this offering insufficient to fund our proposed operations. Knightsbridge may seek additional sources of capital, including an additional offering of its equity securities, an offering of debt securities or obtaining financing through a bank or other entity. This may not be available on a timely basis, in sufficient amounts or on terms acceptable to us. The inability of Knightsbridge to raise additional equity capital or borrow funds required to effect its exploration plan, may have a material adverse effect on Knightsbridge's financial condition and future prospects. Additionally, to the extent that further funding ultimately proves to be available, both debt and equity financing involve risks. Debt financing may require us to pay significant amounts of interest and principal payments, reducing the resources available to us to expand our existing business. Some types of equity financing may be highly dilutive to our stockholders' interest in our assets and earnings. Any debt financing or other financing of securities senior to common stock will likely include financial and other covenants that will restrict our flexibility.

CAUTIONARY STATEMENT REGARDING FORWARD LOOKING STATEMENTS

Some discussions in this prospectus may contain forward-looking statements that involve risks and uncertainties. A number of important factors could cause our actual results to differ materially from those expressed in any forward-looking statements made by us in this prospectus. Such factors include, those discussed in "Risk Factors," "Management's Discussion and Analysis of Financial Condition and Results of Operations" and "Business," as well as those discussed elsewhere in this prospectus. Forward-looking statements are often identified by words like: believe, expect, estimate, anticipate, intend, project and similar expressions, or words which, by their nature, refer to future events.

USE OF PROCEEDS

Our offering is being made on a best efforts - no minimum basis. The net proceeds to us after deducting offering expenses of $23,800 will be $176,200 if all of the shares are sold. The first $23,800 raised will be used for offering expenses. We will use the proceeds as follows:
	Amount Raised
Allocation	$50,000	$100,000	$150,000	$200,000

Offering Expenses:
SEC Registration Fee[1]:	$16	$16	$16	$16
Printing Expenses:	$200	$200	$200	$200
Accounting Fees and Expenses:	$1,284	$1,284	$1,284	$1,284
Legal Fees and Expenses:	$21,000	$21,000	$21,000	$21,000
Blue Sky Fees/Expenses:	$200	$200	$200	$200
Transfer Agent Fees:	$1,000	$1,000	$1,000	$1,000
Miscellaneous Expenses:	$100	$100	$100	$100
Exploration[2]:	$25,000	$75,000	$100,000	$100,000
Working Capital:	$1,200	$1,200	$26,200	$76,200

Notes:	(1)	Actual SEC registration fee is $16.20
	(2)	We will spend approximately $10,000 on Phase I, $35,000 on Phase II, and $60,000 on Phase III of our exploration program.

We have allocated a wide range of money for exploration. That is because we do not know how much will ultimately be needed for exploration. We believe that the required exploration work will cost up to $100,000 and take approximately two years to complete. If we are successful in immediately finding exploitable minerals, we will commence technical and economic feasibility studies to determine if we have any significant reserves. In order to commence technical and economic studies to evaluate any mineralized material found on the claims, we may have to obtain additional funding. If lead, silver or zinc is found on the property, costs of exploring will then cease. On the other hand, if we do not immediately find exploitable minerals, we will continue to explore for lead, silver or zinc on the property. If we have to continue to explore for lead, silver or zinc, the costs of exploration will increase.

Working capital includes the cost of our office operations.

Our offering expenses are comprised of a Securities and Exchange Commission filing fee, legal and accounting expenses, printing and transfer agent fees, and state securities registration fees. Our directors and officers will not receive any compensation for their efforts in selling our shares.

While we currently intend to use the proceeds of this offering substantially in the manner set forth above, we reserve the right to reassess and reassign the use if, in the judgment of our board of directors, changes are necessary or advisable. At present, no material changes are contemplated.

DETERMINATION OF OFFERING PRICE

There is no established public market for the shares of common stock being registered. As a result, the offering price and other terms and conditions relative to the shares of common stock offered hereby have been arbitrarily determined by us and do not necessarily bear any relationship to assets, earnings, book value or any other objective criteria of value. In addition, no investment banker, appraiser or other independent third party has been consulted concerning the offering price for the shares or the fairness of the price used for the shares. Among the factors we considered in determining the offering price were:

    Our lack of an operating history,
    The proceeds we want to raise in this offering,
    The amount of capital to be contributed by purchasers in this offering in proportion to the amount of stock to be retained by our existing stockholders, and
    Our relative cash requirements.

DILUTION OF THE PRICE YOU PAY FOR YOUR SHARES

You will suffer substantial dilution in the purchase price of your stock compared to the net tangible book value per share immediately after the purchase.

Dilution is the difference between the public offering price of $0.10 per share for the common stock offered herein, and the net tangible book value per share of the common stock immediately after its purchase. Our net tangible book value per share is calculated by subtracting our total liabilities from our total assets less any intangible assets, and then dividing by the number of shares then outstanding.

Our net book value prior to the offering as of August 26, 2003 is ($7,847) or approximately ($0.001) per common share. Prior to selling any shares in this offering, we had 11,000,000 shares of common stock outstanding, which were purchased by the founding shareholders and one investor for $1,100. We are now offering up to 2,000,000 shares at $0.10 per share.

Without taking into account any further adjustments in net tangible book value other than to give effect to the sale of the 2,000,000 shares of common stock offered in this prospectus (after deduction of offering expenses) the pro forma net tangible book value of Knightsbridge at August 26, 2003, would have been $168,353 or $0.013 per share of the common stock of Knightsbridge representing an increase in net tangible book value to existing shareholders of $0.014 per share and a dilution of 87% to new investors.

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Dilution Table

The following table compares the differences of your investment in our shares with the investment of our existing stockholders assuming different percentages of this offering is sold.
	100% Sold	75% Sold	50% Sold	25% Sold
Public offering price per Share:	$0.10	$0.10	$0.10	$0.10
Net tangible book value, per share, before offering (1):	($0.001)	($0.001)	($0.001)	($0.001)
Pro forma net tangible book value per share after offering (2):	$0.013	$0.009	$0.006	$0.002
Increase per share attributable to new investors:	$ 0.014	$0.010	$0.007	$0.003
Dilution per share to new investors (3):	87%	91%	94%	98%

Note:	(1)	"Net tangible book value per share" is determined by dividing the number of shares of common stock outstanding into the net tangible book value of Knightsbridge (tangible assets less total liabilities).
	(2)	Since there can be no assurances as to how many, if any Shares will be sold, the pro forma net tangible book value per share may vary from that set forth above, after the offering.
	(3)	"Dilution" means the difference between the public offering price per share and the net tangible book value per share of common stock after giving effect to the offering.

PLAN OF DISTRIBUTION; TERMS OF THE OFFERING

Offering Being Made by Knightsbridge.

Knightsbridge is offering up to 2,000,000 Shares to the public, at a price of $ 0.10 per Share. The offering price was arbitrarily determined by management. The offering is not subject to a minimum subscription level.

Knightsbridge will review all subscriptions immediately on receipt to confirm the suitability of the investor. If the investor is suitable and the subscription is not rejected by Knightsbridge or its legal counsel, the subscription will be accepted and the check for the purchase price will be deposited. If, for any reason, an investor is determined to be not suitable or if the subscription is rejected for any other reason, the investor's check and all subscription documents will be promptly returned to the investor without interest and without deduction. We have the right to completely or partially accept or reject any subscription for shares offered in this offering, for any reason or for no reason.

No Escrow of Proceeds.

There will be no escrow of any of the proceeds of this offering. Accordingly, we will have use of all funds raised as soon as we accept a subscription and funds have cleared. These funds shall be non-refundable to subscribers except as may be required by applicable law.

No Broker Is Being Utilized in this Offering.

As of the date of this Prospectus, no broker has been retained by us for the sale of the Shares. All sales will be made by personal contact by our directors and officers. We will not be mailing our prospectus to anyone or soliciting anyone who is not personally known by our directors and officers Messrs. Rogers or Schmitz or introduced to Messrs. Rogers and Schmitz and personally contacted by them. Although Messrs. Rogers and Schmitz are each an associated person of Knightsbridge as that term is defined in Rule 3a4-1 under the Securities Exchange Act of 1934 they are deemed not to be brokers for the following reasons:

  They are not subject to a statutory disqualification as that term is defined in Section 3(a)(39) of the Exchange Act at the time of their participation in the sale of our securities.

  They will not be compensated for their participation in the sale of our securities by the payment of commission or other remuneration based either directly or indirectly on transactions in securities.
  They are each not an "associated person" of a broker or dealers at the time of their participation in the sale of our securities.
  They intend to be actively involved in the business of Knightsbridge after the closing of this offering.
  They are not nor have been a broker or dealer, or an associated person of a broker or dealer. And,
  They have not been involved in selling an offering of securities for Knightsbridge or any issuer within the last 12 months.

Opportunity to Make Inquiries.

Knightsbridge will make available to each offeree, prior to any sale of Shares, the opportunity to (1) ask questions of and receive answers from Knightsbridge concerning any aspect of the investment and (2) obtain any additional information necessary to verify the accuracy of the information contained in this prospectus, to the extent Knightsbridge possesses such information or can acquire it without unreasonable effort or expense.

Procedures for Prospective Investors.

You may subscribe by filling in and signing the subscription agreement and delivering it, prior to the expiration date, to us. The subscription price of $0.10 per share must be paid in cash or by check, bank draft or postal express money order payable in United States dollars to our order.

You should make your check payable to "Knightsbridge Resources Inc.", and return your subscription agreement to:

Knightsbridge Resources Inc.
91 Commercial Road
Poole, Dorset
U.K. BH14 0JD

If you have any questions about this offering, please call Mr. Ernest Rogers at 01202-716352 during regular business hours of the U.K.

Expiration Date.

The offering will remain open until all Shares offered in this offering are sold or until three months after the effective date of this prospectus date and may be extended for an additional 90 days if we so choose to do so. We may decide to cease selling efforts at any time prior to such date. If this offering is oversubscribed, we may consider whether or not you expect to hold the Shares purchased in this offering long term in determining whether and to what extent we will accept your subscription. We anticipate having one or more closings of this offering whenever we receive and accept new subscriptions.

LEGAL PROCEEDINGS

Knightsbridge is not a party to any pending litigation and, to the best of its knowledge, none is threatened or anticipated.

DIRECTORS, EXECUTIVE OFFICERS, PROMOTERS AND CONTROL PERSONS

Identification of Directors and Executive Officers.

Each of our directors is elected by the stockholders for a term of one year and serves until his or her successor is elected and qualified. Each of our officers is elected by the board of directors for a term of one year and serves until his or her successor is duly elected and qualified, or until he or she is removed from office. The board of directors has no nominating, auditing or compensation committees.

The names, addresses, ages and positions of our present officers and directors are set forth below:

Name	Age	Positions	Date First Held

Ron Schmitz Suite 1260, 609 Granville Vancouver, B.C. V7Y 1G5	37	President, Chief Executive Officer, Secretary, Treasurer & Director	October 23, 2002
Ernest George Rogers 91 Commercial Road Poole, Dorset U.K. BH14 0JD	55	Director	January 23, 2003

Background of Officers and Directors.

The principal occupation and business experience during the last five years for each of our present directors and executive officers are as follows:

Ron Schmitz, President, Chief Executive Officer, Secretary, Treasurer & Director. Mr. Schmitz is the President of ASI Accounting Services Inc. and has held that position since July, 1995. ASI Accounting Services Inc. provides administrative, accounting and office services to public and private companies. Mr. Schmitz completed level 3 of the Certified General Accountant program in June, 1987. Mr. Schmitz is a director of: Gold Canyon Resources Inc. (since April 1997); Touchstone Resources Ltd. (March 22, 1999-Sept. 30, 1999 and March, 2001 to present); and of Benem Ventures Inc. (since March, 2002), all of which are public companies traded on the TSX Venture Exchange in Canada. He is also a director of Bradner Ventures Ltd. (since 1997) and holds the office of President of that company (since May 19, 2000). Bradner Ventures Ltd. is quoted on the OTC Bulletin Board.

Ernest George Rogers, Director. Mr. Rogers has been the development director of Latebreaks.com Ltd., a leading UK Internet travel company. He has been involved with Latebreaks.com Ltd., and its related companies since 1995, providing design, development, sales and marketing expertise. Mr. Rogers was the sales and marketing director for In-touch Interactive Information Systems Ltd. from 1989 to 1995 and was involved in the design of the software and hardware to production, installation and maintenance of the products produced by this company.

Significant Employees.

We have no employees who are not executive officers, but who are expected to make a significant contribution to our business.

Involvement in Certain Legal Proceedings.

During the past five years, none of our directors or officers have been:

  a general partner or executive officer of any business against which any bankruptcy petition was filed, either at the time of the bankruptcy or two years prior to that time;
  convicted in a criminal proceeding or named subject to a pending criminal proceeding (excluding traffic violations and other minor offenses);
  subject to any order, judgment or decree, not subsequently reversed, suspended or vacated, of any court of competent jurisdiction, permanently or temporarily enjoining, barring, suspending or otherwise limiting his involvement in any type of business, securities or banking activities; or
  found by a court of competent jurisdiction (in a civil action), the Securities and Exchange Commission or the Commodity Futures Trading Commission to have violated a federal or state securities or commodities law, and the judgment has not been reversed, suspended or vacated.

Family Relationships.

Not Applicable.

Audit Committee Financial Expert.

Our Board of Directors has determined that we have at least one audit committee financial expert serving on our audit committee, namely Ron Schmitz. Mr. Schmitz would not be considered independent, as that term is used in Item 7(d)(3)(iv) of Schedule 14A under the Securities Exchange Act of 1934. Under the applicable Securities and Exchange Commission standard, an audit committee financial expert means a person who has the following attributes:

  An understanding of generally accepted accounting principles and financial statements;
  The ability to assess the general application of such principles in connection with the accounting for estimates, accruals and reserves;
  Experience preparing, auditing, analyzing or evaluating financial statements that present a breadth and level of complexity of accounting issues that are generally comparable to the breadth and complexity of issues that can reasonably be expected to be raised by the registrant's financial statements, or experience actively supervising one or more persons engaged in such activities;
  An understanding of internal controls and procedures for financial reporting; and
  An understanding of audit committee functions.

Mr. Schmitz completed level 3 of the Certified General Accountant program of the Certified General Accountants Association of Canada in June, 1987. He has provided accounting services since that time to public and private companies.

SECURITY OWNERSHIP OF CERTAIN BENEFICIAL OWNERS AND MANAGEMENT

Security Ownership of Certain Beneficial Owners and Management.

The following table sets forth certain information as of August 26, 2003 regarding the beneficial ownership of our common stock by (i) each stockholder known by us to be the beneficial owner of more than 5% of our common stock, (ii) by each of our directors and executive officers and (iii) by all of our executive officers and directors as a group. Each of the persons named in the table has sole voting and investment power with respect to common stock beneficially owned.

Name and Address of Beneficial Owner	Amount and Nature of Beneficial Ownership(1)	Percentage of Class(1)
Ron Schmitz Suite 1260 - 609 Granville Street Vancouver, BC V7Y 1G5	2,000,000 (Restricted securities as defined in the Securities Act of 1933)	18.18%
Ernest George Rogers 91 Commercial Road Poole, Dorset U.K. BH14 0JD	8,000,000 (Restricted securities as defined in the Securities Act of 1933)	72.73%
Yeun Mi Kim 126 - 14 Subu-ri Kunwi-up, Kunwi-kun, Kyung-buk 716 800 South Korea	1,000,000 (Restricted securities as defined in the Securities Act of 1933)	9.09%
All officers and directors as a group (2 persons).	10,000,000 (Restricted securities as defined in the Securities Act of 1933)	90.91%

   Note:    (1)    Unless otherwise indicated, the named party is believed to have sole investment and voting control of the shares set forth in the above table.

Changes in Control.

There are no present arrangements or pledges of Knightsbridge's securities which may result in a change in control of Knightsbridge.

DESCRIPTION OF SECURITIES

Common Stock.

Knightsbridge is authorized to issue 100,000,000 shares of common stock, par value $0.00001 per share. Knightsbridge has no other classes of stock. As of August 26, 2003, Knightsbridge had outstanding 11,000,000 shares of common stock. All shares of the common stock are equal to each other with respect to voting, and dividend rights, and are equal to each other with respect to liquidation rights.

Special meetings of the Shareholders may be called by the President or Board of Directors of Knightsbridge, or on the request of holders of at least ten percent of the outstanding voting shares. Holders of shares of the common stock are entitled to one vote at any meeting of the Shareholders for each share of the common stock they own as of the record date fixed by the Board of Directors. At any meeting of Shareholders, a quorum consists of one-third of the outstanding shares of the common stock of Knightsbridge entitled to vote, represented in person or by proxy. A vote of the majority of the shares of the common stock represented at a meeting will govern, even if this is substantially less than a majority of the shares of the common stock outstanding.

There are no conversion, pre-emptive or other subscription rights or privileges with respect to any share.

Reference is made to the Certificate of Incorporation and Bylaws of Knightsbridge as well as to the applicable statutes of the State of Nevada for a more complete description of the rights and liabilities of holders of shares in the capital stock of Knightsbridge. It should be noted that the Bylaws may be amended by the Board of Directors without notice to the Shareholders.

Non-Cumulative Voting. The shares of the common stock of Knightsbridge do not have cumulative voting rights, which means that the holders of more than fifty percent of the shares of the common stock voting for election of directors may elect all the directors if they choose to do so. In such event, the holders of the remaining shares aggregating less than fifty percent will not be able to elect directors.

Dividends. The payment of dividends by Knightsbridge, if any, in the future, rests within the discretion of its Board of Directors and will depend, among other things, on its earnings, its capital requirements and its financial condition, as well as other relevant factors. Knightsbridge has not paid a cash or stock dividend and does not anticipate paying any cash or stock dividends in the foreseeable future. (See Risk Factors).

Transfer Agent.

Knightsbridge has appointed Nevada Agency & Trust Co., 50 West Liberty Street, Suite 880, Reno, Nevada 89501 as transfer agent for our shares of the common stock.

INTEREST OF NAMED EXPERTS AND COUNSEL

No expert or counsel whose services were used in the preparation of this Form SB-1 was hired on a contingent basis or will receive a direct or indirect interest in Knightsbridge.

DISCLOSURE OF COMMISSION POSITION ON INDEMNIFICATION FOR SECURITIES ACT LIABILITIES

Knightsbridge's articles of incorporation provide that it will indemnify its officers and directors to the full extent permitted by Nevada state law. Knightsbridge's bylaws provide that it will indemnify and hold harmless each person who was, is or is threatened to be made a party to or is otherwise involved in any threatened proceedings by reason of the fact that he or she is or was a director or officer of Knightsbridge or is or was serving at the request of Knightsbridge as a director, officer, partner, trustee, employee, or agent of another entity, against all losses, claims, damages, liabilities and expenses actually and reasonably incurred or suffered in connection with such proceeding.

Insofar as indemnification for liabilities arising under the Securities Act of 1933 may be permitted to directors, officers and controlling persons of the registrant, the registrant has been advised that in the opinion of the Securities and Exchange Commission ("Commission") such indemnification is against public policy as expressed in the Securities Act of 1933 and is, therefore, unenforceable. If a claim for indemnification is asserted by such director, officer or controlling person, the registrant will, unless in the opinion of its counsel the matter has been settled by controlling precedent, submit to a court of appropriate jurisdiction the question whether such indemnification is against public policy as expressed in the Securities Act and will be governed by the final adjudication of such issue, unless the indemnification claim is for expenses incurred by one of the registrant's directors, officers or controlling persons in the successful defense of any action, suit or proceeding.

BUSINESS

Business Development.

We were incorporated on October 23, 2002 in the State of Nevada.

We have not had any bankruptcy, receivership or similar proceeding since incorporation.

There have been no material reclassifications, mergers, consolidations or purchases or sales of any significant amount of assets not in the ordinary course of business since the date of incorporation. We have no property other than the deed of trust to one mineral claim located in British Columbia, Canada (the "Santos mineral claim").

Our Business.

We are a start-up, pre-exploration-stage company, and have not yet generated or realized any revenues from our business operations. We are not a blank check company. We have no intentions of merging with any other company or allowing ourselves to be acquired by another company, or to act as a blank check company as that term is defined under Rule 419 of Regulation C under the rules of the Securities Act of 1933. We must raise cash in order to implement our plan and stay in business.

On November 15, 2002, we entered into a trust agreement with Mr. Ronald Schmitz, our President. Pursuant to that agreement we had Mr. Schmitz acquire legal title to the Santos mineral claim as trustee for us in order to avoid having to pay additional mining title fees and to avoid having to establish a subsidiary at this early stage of our corporate development. The trust agreement terminates on January 1, 2006, or at our option or on the date we transfer the claim to a Canadian subsidiary corporation we incorporate in the future. If at any time the results of Phase I, Phase II or Phase III are unsuccessful, we will terminate the trust agreement and have no further obligations towards the Santos mineral claim.

The Santos mineral claim is located an hour and a half by road north of the City of Nelson in the Province of British Columbia. The Santos mineral claim consists of twelve units, each unit consists of 500 x 500 meters or 25 hectares (a hectare is approximately 61 acres), title to which is held by an unrecorded warranty deed.

To date we have not performed any work on our property. We are presently in the pre-exploration stage and there is no assurance that a commercially viable mineral deposit exists in our property until further exploration is done and a comprehensive evaluation concludes economic and legal feasibility. We intend to try to develop any mineral deposits we find, if any, ourselves or enter into a joint venture with another mining company with more experience at that stage of operation.

Competitive Factors.

The mining industry, in general, is intensively competitive and there is not any assurance that even if commercial quantities of ore are discovered, a ready market will exist for sale of same. Numerous factors beyond our control may affect the marketability of any substances discovered. These factors include market fluctuations, the proximity and capacity of natural resource markets and processing equipment, government regulations, including regulations relating to prices, taxes, royalties, land tenure, land use, importing and exporting of minerals and environmental protection. The exact effect of these factors cannot be accurately predicted, but the combination of these factors may result in Knightsbridge not receiving an adequate return on invested capital.

Regulations.

Our mineral exploration program is subject to the Mineral Tenure Act (British Columbia) and Regulations. This act sets forth rules for:

  locating claims,
  posting claims,
  working claims, and
  reporting work performed.

The Mineral Tenure Act (British Columbia) and Regulations also govern the work requirements for a claim including the minimum annual work requirements necessary to maintain a claim. The holder of a mineral claim must perform exploration and development work on the claim of $100 per unit in each of the first three years and $200 per unit in the fourth and subsequent years. We have one claim of twelve units.

We are also subject to the British Columbia Mineral Exploration Code (the "Code") that tells us how and where we can explore for minerals. We must comply with these laws to operate our business. The purpose of the Code is to assist persons who wish to explore for minerals in British Columbia to understand the process whereby exploration activities are permitted and regulated. The Code establishes Province-wide standards for mineral exploration and development activities. The Code also manages and administers exploration and development activities to ensure maximum extraction with a minimum of environmental disturbance. The Code does not apply to certain exploration work we will be conducting. Specifically, work that does not involve mechanical disturbance of the surface including:

  Prospecting using hand-held tools,
  Geological and geochemical surveying,
  Airborne geophysical surveying,
  Hand-trenching without the use of explosives, and
  The establishment of gridlines that do not require the felling of trees.

  Subject to the results of Phase I, exploration activities that we may carry out in subsequent phases which are subject to the provisions of the Code are as follows:

  Drilling, trenching and excavating using machinery, and
  Disturbance of the ground by mechanical means (blasting).

  Prior to proceeding with any exploration work subject to the Code we must apply for a notice of work permit. In this notice we will be required to set out the location, nature, extent and duration of the proposed exploration activities. The notice is submitted to the regional office of the Mines Branch, Energy Division.

  The exploration permit that may be required for activities in phases subsequent to Phase I is the only permit or license we will need to explore for minerals on our property.

  Environmental Laws.

  We will also have to sustain the cost of reclamation and environmental remediation for all work undertaken which causes sufficient surface disturbance to necessitate reclamation work. Both reclamation and environmental remediation refer to putting disturbed ground back as close to its original state as possible. Other potential pollution or damage must be cleaned-up and renewed along standard guidelines outlined in the usual permits. Reclamation is the process of bringing the land back to a natural state after completion of exploration activities. Environmental remediation refers to the physical activity of taking steps to remediate, or remedy, any environmental damage caused, i.e. refilling trenches after sampling or cleaning up fuel spills. Our Phase I and II programs do not require any reclamation or remediation other than minor clean up and removal of supplies because of minimal disturbance to the ground. The amount of these costs is not known at this time as we do not know the extent of the exploration program we will undertake, beyond completion of the recommended two phases described above. Because there is presently no information on the size, tenure, or quality of any resource or reserve at this time, it is impossible to assess the impact of any capital expenditures on our earnings or competitive position in the event a potentially economic deposit is discovered.

  Employees and Employment Agreements.

  At present, we have no employees, other than Messrs. Schmitz and Rogers, our officers and directors, who are not compensated for their services. Messrs. Schmitz and Rogers do not have employment agreements with us. We presently do not have pension, health, annuity, insurance, stock options, profit sharing or similar benefit plans; however, we may adopt plans in the future. There are presently no personal benefits available to any employees.

  We intend to hire independent geologists, engineers and excavation subcontractors on an as needed basis. We have not entered into any negotiations or contracts with any of them. We do not intend to initiate negotiations or hire anyone until we receive proceeds from our offering.

  Reports to Securities Holders.

  As of the date of this Prospectus, we became subject to the informational requirements of the Securities Exchange Act of 1934 and in accordance therewith, will file reports and other information with the Commission. Reports and other information filed by us with the Commission pursuant to the informational requirements of the Securities Exchange Act of 1934 will be available for inspection and copying at the public reference facilities maintained by the Commission at Room 1024, 450 Fifth Street, N.W., Washington, D.C. 20549. Copies of such material may be obtained from the public reference section of the Commission at 450 Fifth Street, N.W., Washington, D.C. 20549, at prescribed rates. Please call the SEC at 1-800-SEC-0330 for further information on the public reference room. Our reports and other documents filed with the Commission may also be available electronically on the World Wide Web at http://www.sec.gov.

  We may elect not to file a Form 8-A or other Registration Statement under the Securities Exchange Act of 1934 and therefore, will only be subject to Section 15(d) following the effective date, therefore the proxy rules, short-swing profits regulations, beneficial ownership reporting regulations and the bulk of the tender offer regulations will not apply to us.

  After we complete this offering, we will not be required to furnish you with an annual report. Further we will not voluntarily send you an annual report.

  PLAN OF OPERATION

  Forward Looking Information.

  This section of the prospectus includes a number of forward- looking statements that reflect our current views with respect to future events and financial performance. Forward-looking statements are often identified by words like:

  believe, expect, estimate, anticipate, intend, project and similar expressions, or words which, by their nature, refer to future events. You should not place undue certainty on these forward-looking statements, which apply only as of the date of this prospectus. These forward-looking statements are subject to certain risks and uncertainties that could cause actual results to differ materially from historical results or our predictions.

  Our Proposed Plan of Operation.

  We are a start-up, pre-exploration stage company and have not yet generated or realized any revenues from our business operations. The Santos mineral claim is without known mineralization and our proposed program is exploratory in nature. We must conduct exploration to determine what amount of minerals, if any, exist on the property and if any minerals which are found can be economically extracted and profitably processed. Specifically, we intend to explore for silver, zinc and lead on the Santos mineral claim.

  If we raise the maximum amount of this offering prior to mid- October, 2003, we will begin Phase 1 and complete Phase 1 at the end of November, 2003. Phase 1 would take approximately 1 and 1/2 months and cost $10,000. We would then start Phase 2 at the beginning of May, 2004 and complete Phase 2 at the end of July, 2004. Phase 2 would take approximately 3 months and would cost $35,000. We would start Phase 3 at the beginning of August, 2004 and complete Phase 3 at the end of September, 2005. Phase 3 would take approximately 6 months and would cost $60,000. We cannot work from December to May because of bad weather conditions. If we complete this offering, we will not need any more funding for Phases 1, 2 and 3. If we do not complete the offering, then we will have to raise more money through private placements, public offerings or by bringing in other partners. The money we raise from this offering will determine how long we can satisfy our cash requirements. If we do not raise enough funds, Knightsbridge will have to raise additional funds within the next 12 months or go out of business.

  If the results of Phase 1 or 2 are not successful and we choose not to continue Phase 2 or 3, we will seek to acquire other claims for exploration as we are an exploration company. We will not acquire claims from related parties.

  We need to raise the maximum amount of this offering or we may not be able to continue for the next 12 months unless we obtain additional capital to pay our bills. We have not generated any revenues and no revenues are anticipated unless and until silver, lead or zinc are discovered on the property in which we have an interest. Accordingly, we would need to raise cash from other sources than the sale of the silver, lead or zinc. We will be conducting research in connection with the exploration of the property on which we own mining interests. We are not going to buy or sell any plant or significant equipment. We do not expect a change in the number of our employees.

  We intend to implement an exploration program and intend to proceed in the following three phases all of which will be supervised by Mr. Ron Schmitz, our President and by an independent geologist and other contractors hired by him on our behalf. We will not hire anyone to start exploration until we receive funds from this offering to start exploring for minerals on the Santos mineral claim.

  Phase I. Phase I will begin with research of the available geologic literature, personal interviews with geologists, and others familiar with the prospect area where the Santos mineral claim is located.

  When the research is completed, our initial work will be augmented with geologic mapping and geochemical testing of the Santos mineral claim. The geologic mapping on the property will be done by taking soil samples throughout the property at approximately 200-300 foot intervals. On areas with no rock outcrops, we will do soil survey grids. We will also analyze surface outcrops of rock and the topography of the property to assist in the geologic mapping.

  We will also conduct geochemical testing during Phase I. Rock samples will be taken from the property and taken to a lab where a determination of the elemental make up of the sample and the exact concentrations of mineral composition (lead, silver or zinc) will be made. We will then compare the relative concentrations of mineral samples so the results from different samples can be compared in a more precise manner and plotted on a map to evaluate their significance and determine whether or not the claims have current economic potential and whether further exploration is warranted.

  Phase I will take about one and 1/2 months and cost up to $10,000.

  Phase II. Subject to the results of the report provided by the results obtained in Phase I, we will continue to Phase II. Phase II will consist of further collection of rock and soil samples at additional sites, which may be measured from a reference location, for analysis in a lab to determine the exact concentration of mineral composition. We expect to dig trenches through the soil to expose rocks for the purpose of sampling and to identify the continuity and extent of mineralization, if any, below the surface. We anticipate that we will rely primarily on more extensive trenching during Phase II to identify the extent of mineralization.

  After a thorough analysis of the data collected in Phase II, we will decide if the property warrants a Phase III study.

  Phase II will take about three months and cost up to $35,000.

  Phase III. Phase III is aimed at precisely defining the depth, the width, the length, the tonnage and the value per ton of any mineral body. Phase III will take about 6 months and cost up to $60,000. We do not anticipate commencing Phase III until late 2004.

  If the geologist's report based on his laboratory analysis advises that the results of each Phase is not successful, we will explore other mineral properties.

  We intend to try to develop any mineralization ourselves or enter into a joint venture with another mining company with more experience at that stage of operation. The three phases of exploration will be conducted by a qualified independent geologist with reasonable experience in exploration of lead, silver and zinc mineral properties. The exploration will be supervised by Mr. Schmitz, our President. Mr. Schmitz has had extensive experience with mining companies but is not a geologist or engineer.

  We will be conducting research in connection with the exploration of our property. We are not going to buy or sell any plant or significant equipment. We do not expect a change in our number of employees.

  Capital Requirements of Our Proposed Exploration Program.

  For all three phases of our proposed exploration program, we anticipate the capital costs to be approximately $100,000. This amount will include all costs in respect of the equipment we will need during each phase (including rental of a backhoe and a drill, as well as the purchase of hand tools and explosives); the services of a professional independent geologist who will be responsible for geologic mapping, soil sampling, and supervision; the services of field workers who will be responsible for general labor, including trenching, and site maintenance; food and camp supplies; and analysis of samples, including shipping of samples to laboratory and testing analysis.

  Need for Additional Capital.

  If we are successful in selling the 2,000,000 shares of common stock offered under this prospectus, management believes we will have sufficient capital to complete all three exploration phases proposed for the Santos mineral claim. We will assess whether to proceed with Phase II of the exploration program upon completion of Phase I and an evaluation of the results of the Phase I program. Similarly, we will assess whether to proceed with Phase III of the exploration program upon completion of Phase II and an evaluation of the results of the Phase II program.

  If our exploration activities are successful we plan to either further develop the Santos mineral claim on our own or enter into a joint venture with another mining company with more experience at that stage of operation. We will need a considerable amount of additional capital if we are to proceed to further development of the Santos mineral claim.

  If we are unable to sell more than 500,000 shares of the planned offering we will only have sufficient capital available to fund the Phase I exploration program and we would have to search for additional financing at that time or suspend operations.

  We have no assurance that future financing will be available to us on acceptable terms. If financing is not available on satisfactory terms, we may be unable to continue or expand our operations. Equity financing could result in additional dilution to existing shareholders.

  DESCRIPTION OF PROPERTY

  Mining Properties - General.

  On October 14, 2002, Ronald Schmitz, our President and a member of the board of directors, acting as Trustee on our behalf, acquired one mineral claim consisting of 12 units in British Columbia, Canada known as the Santos mineral claim number 256380. This acquisition was subsequently recorded in the BC Mining Office on November 15, 2002.

   We entered into a trust agreement with Mr. Schmitz in order to avoid having to pay additional mining title fees and to avoid having to establish a subsidiary at this early stage of our corporate development. The trust agreement terminates on January 1, 2006, or at our option or on the date we transfer the claims to a Canadian subsidiary corporation we incorporate in the future. If at anytime the results of Phase I, Phase II or Phase III are unsuccessful, we will terminate the trust agreement and have no further obligations towards the Santos mineral claim.

  A mining claim is generally described to be that portion of the public mineral lands which a miner, for mining purposes, takes and holds in accordance with local mining laws but is also described to mean a parcel of land which might contain precious metals in the soil or rock. In British Columbia, a "two-post mining claim (where two opposite corners of the boundaries of the claim are physically marked with a survey type post marked for reference as opposed to simply having an initial single post) is a square plot of land 500 meters by 500 meters. The Santos mineral claim consists of twelve units, each unit consists of 500 x 500 meters or 25 hectares (a hectare is approximately 61 acres).

  To date we have not performed any work on the Santos mineral claim and have spent no monies on exploration activities.

  Legal Status of Santos Mineral Claim.

  The Santos mineral claim was originally staked in 1987 by Mr. Locke B. Goldsmith. Mr. Goldsmith transferred the deed of ownership to the Santos mineral claim to Mr. Ronald Schmitz on October 14, 2002, which was subsequently registered in the BC Mining Office on November 15, 2002. Mr. Schmitz holds the mining rights to the Santos mineral claim which thereby gives him or his designated agent, the rights to mine and recover all of the minerals contained within the surface boundaries of the claim continued vertically downward. In the event Mr. Schmitz were to grant another deed which is subsequently registered prior to our deed, the third party would obtain good title and we would have nothing. Mr. Schmitz would, however, be liable to us for monetary damages for breach of the trust agreement he signed with us on November 15, 2002.

  Under British Columbia law, if the ownership of the Santos mineral claim were to be passed to us and the deed of ownership were to be recorded in our name, we would have to pay a minimum of $500 and file other documents since we are a foreign company in Canada. We would also be required to form a British Columbia company which would necessitate a board of directors, a majority of which would have to be British Columbia residents, and obtain audited financial statements for that company. We have decided that if valuable mineral deposits are discovered on the Santos mineral claim and it appears that it might be economical to remove the ore, we will record the deed of ownership, pay the additional tax and file as a foreign Company or establish a corporate subsidiary in British Columbia. The decision to record or not record is solely within our province.

  All Canadian lands and minerals which have not been granted to private persons are owned by either the federal or provincial governments in the name of Her Majesty. Ungranted minerals are commonly known as Crown minerals. Ownership rights to Crown minerals are vested by the Canadian Constitution in the province where the minerals are located. In the case of the Santos mineral claim, that is the province of British Columbia.

  In the 19th century the practice of reserving the minerals from fee simple Crown grants was established. The legislation ensures that minerals are reserved from Crown land dispositions. The result is that the Crown is the largest mineral owner in Canada, both as fee simple owner of Crown lands and through mineral reservations in Crown grants. Most privately held mineral titles are acquired directly from the Crown. The Santos mineral claim is one such acquisition. Accordingly, fee simple title to the Santos mineral claim resides with the Crown. The Santos mineral claim is a mining lease issued pursuant to the British Columbia Mineral Act to Mr. Schmitz. The lessee has exclusive rights to mine and recover all of the minerals contained within the surface boundaries of the lease continued vertically downward.

  The Santos mineral claim is unencumbered and there are no competitive conditions which affect the Santos mineral claim. Further, there is no insurance covering the Santos mineral claim. We believe that no insurance is necessary since the Santos mineral claim is unimproved and contains no buildings or improvements.

  Claim Status.

  The name, tenure number, date of recording and expiration date of the Santos mineral claim is as follows:
Claim Name	Tenure Number	Recording Date	Expiry Date
Santos	256380	August 21, 1987	August 21, 2004

  The Santos mineral claim consists of twelve units, each unit consists of 500 x 500 meters or 25 hectares (a hectare is approximately 61 acres), title to which is held by an unrecorded warranty deed. The Santos mineral claim was selected for acquisition due to its cost, previously recorded surrounding exploration, development and extraction work and because the Santos mineral claim is not located in an environmentally sensitive region.

  Information regarding the Claim can be determined by reviewing the British Columbia government website located at http://www.gov.bc.ca/em. This website contains a detailed description of the rock formation and mineralization of all staked lands in British Columbia. The information can be viewed by clicking on "The Map Place", then, after downloading "Autodesk Mapguide", by clicking on "Available Maps" and then "Mineral Titles Map". You can then enter in claim tenure number in the "Zoom GoTo" search window to view the area of the Santos mineral claim. For title information you can go back to the "Mineral Titles Map" in the lower window, under the heading "Contents", then "Database Searches", click on "Tenure Number" and enter the claim tenure number as indicated above to view the "Mineral Titles Tenure Detail". This website database contains a detailed description of the rock formation, mineralization and ownership of all staked lands in British Columbia.

  To keep the Santos mineral claim in good standing, such that it does not expire on the dates indicated in the preceding, we must file work on or before August 21, 2004 or pay $200 per unit to prevent the Santos mineral claim from reverting to the Crown.

  It is our intention to incorporate a Canadian subsidiary company and record the deed of ownership in the name of our subsidiary if lead, silver or zinc is discovered on the Santos mineral claim and it appears that it would be economically viable to commercially mine the Santos mineral claim.

  Knightsbridge is a pre-exploration stage company. There is no assurance that a commercially viable mineral deposit exists on the Santos mineral claim. Exploration will be required before Knightsbridge can make an evaluation as to the economic and legal feasibility of the Santos mineral claim.

  Location and Access.

  The Santos mineral claim is located on the lower slopes of Mount Carpenter at the north end of the Kokanee Range in the Selkirk Mountains. Highway 31A passes through the south part of the Santos mineral claim, approximately 8 kilometres east of the village of New Denver. Another accessible road departs northerly from Highway 31A at Three Forks and parallels Kane Creek through the southern and eastern parts of the Santos mineral claim. Various trails provide additional access.

  Physiography.

  The Santos mineral claim is snow-free from May through November, allowing a five or six-month exploration season. The location of the Santos mineral claim is within easy commuting distance of New Denver, which has grocery stores, restaurants, motels and banking facilities. The City of Nelson, which is one hour and a half by road to the south, is the nearest major centre.

  Geology of Area Where Santos Mineral Claim is Located.

  The area where the Santos mineral claim is located consists primarily of rocks known as the Slocan group of Jurassic age rocks. The Slocan group of Jurassic age rocks are composed of rocks, sand, clay, and mixtures of sand and clay, now solidified into sandstone (quartzite), claystone (slate) and an admixture of the two (argillite).

  The original horizontal beds of various rocks have been tilted by processes of earth movement so that the beds are now on edge, with the long axis of the edges oriented in a north-northwesterly direction, with the slope so measured on the tops of the beds variable to the northeast and southwest. Intrusive rocks of variable composition have been injected into and are younger than Slocan Group rocks

  Proposed Program of Exploration.

  There is no recorded history of prior exploration of the Santos mineral claim. We intend to conduct initial exploration of the Santos mineral claim to determine if there are commercially exploitable mineral deposits. We anticipate a three phase exploration program to properly evaluate the potential of the Santos mineral claim. We must conduct exploration to determine what minerals, if any, exist on the Santos mineral claim and if any minerals which are found can be economically extracted and profitably processed. Our proposed program of exploration is explained in more detail in this prospectus under "Management Discussion and Analysis and Plan of Operation".

  History of Previous Work.

  The Santos mineral claim is located in a historic mining district and is located between three former silver, lead and zinc producing mines. There is, however, no recorded history of prior exploration on our claim. No mineralization is known on our claim.

  CERTAIN RELATIONSHIPS AND RELATED TRANSACTIONS

  On November 5, 2002, we issued a total of 2,000,000 shares of restricted common stock to Mr. Ronald Schmitz and on November 21, 2002, we issued a total of 8,000,000 shares of restricted common stock to Mr. Ernest Rogers, who are officers and directors of our company. The shares were acquired for a total cash consideration of $1,000 or $0.0001 per share.

  Since our inception, Mr. Schmitz, advanced loans to us in the total sum of $15,386, which were used for organizational and start-up costs and operating capital. The loans do not bear interest and have not been paid as of the date hereof. There are no documents reflecting the loan and they are not due on a specific date. Mr. Schmitz will accept repayment from us when money is available. We plan to repay the loan from the proceeds of this offering provided that we raise the maximum amount.

  On November 15, 2002, we entered into a trust agreement with Ronald Schmitz, President of Knightsbridge. Under the agreement Mr. Schmitz has agreed to act as Trustee to hold the Santos mineral claim number 256380 on behalf of Knightsbridge until January 1, 2006 or Knightsbridge decides to either terminate the agreement or transfer the interest in the claims to a Canadian subsidiary to be formed. The trust allows Knightsbridge to investigate the property without the expense of additional mining office fees and the need to establish a Canadian subsidiary at this early stage of our corporate development.

  Mr. Schmitz is involved with several other mining exploration companies. As a result a conflict of interest between Knightsbridge and one of these other companies may arise from time to time. We have not formulated a policy for the resolution of such conflicts at this time.

  MARKET FOR COMMON EQUITY AND RELATED STOCKHOLDER MATTERS

  Market Information.

  No public market has been established for the common stock of Knightsbridge. There are at present no plans, proposals, arrangements or understandings with any person with regard to the development of a trading market in Knightsbridge's securities. There is no assurance that a trading market will ever develop for the common stock of Knightsbridge or, if such a market does develop, that it will continue.

  Knightsbridge has no common equity subject to outstanding purchase options or warrants. Knightsbridge has no securities convertible into its common equity. Knightsbridge has no common equity that can be sold pursuant to Rule 144 under the Securities Act of 1933. Except for this offering, there is no common equity that is being, or has been publicly proposed to be, publicly registered by Knightsbridge.

  As of August 26, 2003, there were 11,000,000 shares of common stock outstanding, held by three (3) shareholders of record who of which two are directors of Knightsbridge. On completion of this offering, we will have 13,000,000 shares of common stock outstanding, assuming all 2,000,000 shares offered are sold. After the offering, 2,000,000 of the 13,000,000 shares of common stock outstanding will be immediately tradeable without restriction under the Securities Act of 1933 except for any shares purchased by an "affiliate" of ours, as that term is defined in the Securities Act of 1933, as amended. Affiliates will be subject to the resale limitations of Rule 144 under the Securities Act of 1933, as amended.

  Dividends.

  No dividends have been paid to date and none is expected to be paid in the foreseeable future.

  Equity Compensation Plan.

  We do not have any securities authorized for issuance under any equity compensation plans.

  [continued on next page]

  EXECUTIVE COMPENSATION

  Summary of Compensation of Executive Officers.

  The following table summarizes the compensation paid to our President and Chief Executive Officer during the last three complete fiscal years. No other officer or director received annual compensation in excess of $100,000 since our date of incorporation.

SUMMARY COMPENSATION TABLE
Name and Principal Position	Year	Annual Compensation			Long Term Compensation			All Other Compensation
		Salary	Bonus	Other Annual Compensation	Awards		Payouts
					Securities Under Options/ SARs Granted	Restricted Shares or Restricted Share Units	LTIP Payouts
Ronald Schmitz(1) President, CEO and Director	2002	Nil	Nil	Nil	Nil	Nil	Nil	Nil

     Notes:    (1)     Mr. Schmitz became a director and officer of Knightsbridge on the date we were incorporated, October 23, 2002.

  Stock Options/SAR Grants.

  No grants of stock options or stock appreciation rights were made during the fiscal year ended December 31, 2002 to our named executive officers or any other parties.

  Long-Term Incentive Plans.

  There are no arrangements or plans in which we provide pension, retirement or similar benefits for directors or executive officers, except that our directors and executive officers may receive stock options at the discretion of our board of directors. We do not have any material bonus or profit sharing plans pursuant to which cash or non-cash compensation is or may be paid to our directors or executive officers, except that stock options may be granted at the discretion of our board of directors.

  Compensation of Directors.

  No cash compensation was paid to our directors for their services as directors during the fiscal year ended December 31, 2002. We have no standard arrangement pursuant to which our directors are to be compensated for their services in their capacity as directors except for the granting from time to time of incentive stock options. The board of directors may award special remuneration to any director undertaking any special services on behalf of our company other than services ordinarily required of a director. Other than indicated below, no director received and/or accrued any compensation for his services as a director, including committee participation and/or special assignments.

  Employment Contracts and Termination of Employment.

  We have no plans or arrangements in respect of remuneration received or that may be received by our executive officers to compensate such officers in the event of termination of employment (as a result of resignation or retirement).

  PRINCIPAL STOCKHOLDERS

  The following table sets forth, as of the date of this prospectus, the total number of shares owned beneficially by each of our directors, officers and key employees, individually and as a group, and the present owners of 5% or more of our total outstanding shares. The table also reflects what their ownership will be assuming completion of the sale of all shares in this offering . The stockholders listed below have direct ownership of their shares and possess sole voting and dispositive power with respect to the shares.

Name and Address of Beneficial Owner	Amount and Nature of Beneficial Ownership (1)	Percent of Class Before Offering After Offering (2)
Ron Schmitz(3) Suite 1260 - 609 Granville Street Vancouver, British Columbia V7Y 1G5	2,000,000 (Restricted securities as defined in the Securities Act of 1933)	18.18%/ 15.38%
Ernest Rogers 91 Commercial Road Poole, Dorset U.K. BH14 0JD	8,000,000 (Restricted securities as defined in the Securities Act of 1933)	72.73%/ 61.54%
Yeun Mi Kim 126 - 14 Subu-ri Kunwi-up, Kunwi-kun, Kyung-buk 716 800 South Korea	1,000,000 (Restricted securities as defined in the Securities Act of 1933)	9.09%/ 7.69%

  Notes:
    Unless otherwise indicated, the named party is believed to have sole investment and voting control of the shares set forth in the above table.
    Assuming all 2,000,000 Shares are sold.
    Messrs. Schmitz and Rogers do not intend to purchase any shares under this offering.

  Future Sales by Existing Stockholders

  A total of 11,000,000 shares of common stock were issued to the existing stockholders, all of which are restricted securities, as defined in Rule 144 of the Rules and Regulations of the Securities and Exchange Commission promulgated under the Securities Act of 1933. Under Rule 144, the shares can be publicly sold, subject to volume restrictions and restrictions on the manner of sale, commencing one year after the acquisition of their shareholdings; which would be November 5, 2003 for Mr. Schmitz, November 21, 2003 for Mr. Rogers, and April 7, 2004 for Ms. Kim.

  Shares purchased in this offering, which will be immediately resalable, and sales of all of our other shares after applicable restrictions expire, could have a depressive effect on the market price, if any, of our common stock and the shares we are offering.

  EXPERTS

  Our financial statements for the period from inception to December 31, 2002, included in this prospectus have been audited by Amisano Hanson, independent Certified Accountants, of Vancouver, BC, Canada, as set forth in their report included in this prospectus.

  CHANGES IN AND DISAGREEMENTS WITH ACCOUNTANTS ON ACCOUNTING AND FINANCIAL DISCLOSURE

  We recently appointed Amisano Hanson, CA as the company's independent accountants. We have had no change in, or disagreements with, our principal independent accountant since our formation in 2002.

  FINANCIAL STATEMENTS

  Our fiscal year end is December 31.

  Our audited financial statement from inception to December 31, 2002, and our unaudited financial statements for the fiscal quarters ended June 30, 2003 immediately follow:

  [Financials Begin on Next Page]

  KNIGHTSBRIDGE RESOURCES INC.
  (A Pre-exploration Stage Company)

  FINANCIAL STATEMENTS

  December 31, 2002

  (Stated in US Dollars)

TERRY AMISANO LTD. KEVIN HANSON, CA	AMISANOHANSON CHARTEREDACCOUNTANTS

  INDEPENDENT AUDITORS' REPORT

  To the Stockholders,
  Knightsbridge Resources Inc.

  We have audited the accompanying balance sheet of Knightsbridge Resources Inc. (A Pre-exploration Stage Company) as of December 31, 2002 and the related statements of operations, cash flows and stockholders' deficiency for the period October 23, 2002 (Date of Incorporation) to December 31, 2002. These financial statements are the responsibility of the Company's management. Our responsibility is to express an opinion on these financial statements based on our audit.

  We conducted our audit in accordance with auditing standards generally accepted in the United States of America. Those standards require that we plan and perform an audit to obtain reasonable assurance whether the financial statements are free of material misstatement. An audit includes examining on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audit provides a reasonable basis for our opinion.

  In our opinion, these financial statements referred to above present fairly, in all material respects, the financial position of Knightsbridge Resources Inc. as of December 31, 2002 and the results of its operations and its cash flows for the period from October 23, 2002 (Date of Incorporation) to December 31, 2002, in conformity with accounting principles generally accepted in the United States of America.

  The accompanying financial statements referred to above have been prepared assuming that the Company will continue as a going concern. As discussed in Note 1 to the financial statements, the Company is in the pre-exploration stage, and has no established source of revenue and is dependent on its ability to raise capital from shareholders or other sources to sustain operations. These factors, along with other matters as set forth in Note 1, raise substantial doubt that the Company will be able to continue as a going concern. The financial statements do not include any adjustments that might result from the outcome of this uncertainty.

Vancouver, Canada	/s/ Amisano Hanson
January 27, 2003	Chartered Accountants

  KNIGHTSBRIDGE RESOURCES INC.
  (A Pre-exploration Stage Company)
  BALANCE SHEET
  December 31, 2002
  (Stated in US Dollars)

ASSETS
2002
Current
Cash	$ 10,061

LIABILITIES
Current
Accounts payable and accrued liabilities	$ 1,676
Advance from a director - Note 4	15,386

17,062

STOCKHOLDERS' DEFICIENCY
Common stock, $0.00001 par value - Note 8
100,000,000 shares authorized
10,000,000 shares issued	100
Additional paid in capital	900

Deficit accumulated during the pre-exploration stage	(8,001)

(7,001)

$ 10,061

Nature and Continuance of Operations - Note 1 Subsequent Events - Note 8
APPROVED BY THE DIRECTORS:

/s/ Ron Schmitz	/s/ Ernest Rogers

Ron Schmitz, Director	Ernest Rogers, Director

  SEE ACCOMPANYING NOTES

  KNIGHTSBRIDGE RESOURCES INC.
  (A Pre-exploration Stage Company)
  STATEMENT OF OPERATIONS
  for the period October 23, 2002 (Date of Incorporation) to December 31, 2002
  (Stated in US Dollars)
October 23, 2002
(Date of
Incorporation) to
December 31,
2002
Expenses
Audit fees	$ 1,500
Bank charges	167
Legal fees	5,000
Mineral claim and pre-exploration costs	393
Office	46
Registration and filing fees	895

Net loss for the period	$ 8,001

Basic and diluted loss per share	$ 0.00

Weighted average number of shares outstanding	6,260,870

  SEE ACCOMPANYING NOTES

  KNIGHTSBRIDGE RESOURCES INC.
  (A Pre-exploration Stage Company)
  STATEMENT OF CASH FLOWS
  for the period October 23, 2002 (Date of Incorporation) to December 31, 2002
  (Stated in US Dollars)
October 23, 2002
(Date of
Incorporation) to
December 31,
2002
Cash Flows from Operating Activities
Net loss for the period	$ (8,001)
Change in non-cash working capital balance related to operations
Accounts payable and accrued liabilities	1,676

(6,325)

Cash Flows from Financing Activities
Common stock issued	1,000
Advance from a director	15,386

16,386

Increase in cash during the period	10,061

Cash, beginning of the period	-

Cash, end of the period	$ 10,061

Supplemental disclosure of cash flow information
Cash paid during the period for:
Interest	$ -

Income taxes	$ -

  SEE ACCOMPANYING NOTES

  KNIGHTSBRIDGE RESOURCES INC.
  (A Pre-exploration Stage Company)
  STATEMENT OF STOCKHOLDERS' DEFICIENCY
  for the period October 23, 2002 (Date of Incorporation) to December 31, 2002
  (Stated in US Dollars)
				Deficit
				Accumulated
			Additional	During the Pre-
	Common Shares		Paid-in	exploration
	Number	Par Value	Capital	Stage	Total

Common stock issued for cash - at $0.0001	10,000,000	$ 100	$ 900	$ -	$ 1,000

Net loss for the period	-	-	-	(8,001)	(8,001)

Balance, as at December 31, 2002	10,000,000	$ 100	$ 900	$ (8,001)	$ (7,001)

  SEE ACCOMPANYING NOTES

  KNIGHTSBRIDGE RESOURCES INC.
  (A Pre-exploration Stage Company)
  NOTES TO THE FINANCIAL STATEMENTS
  for the period October 23, 2002 (Date of Incorporation) to December 31, 2002
  (Stated in US Dollars)

  Note 1         Nature and Continuance of Operations

  The Company is in the pre-exploration stage. The Company has acquired one mining claim consisting of twelve units located in the Province of British Columbia, Canada and has not yet determined whether this property contains reserves that are economically recoverable. The recoverability of amounts from the property will be dependent upon the discovery of economically recoverable reserves, confirmation of the Company's interest in the underlying property, the ability of the Company to obtain necessary financing to satisfy the expenditure requirements under the property agreement, if any, and to complete the development of the property and upon future profitable production or proceeds for the sale thereof.

  These financial statements have been prepared on a going concern basis. The Company has a working capital deficiency of $7,001 and has accumulated a deficit of $8,001 since inception. Its ability to continue as a going concern is dependent upon the ability of the Company to generate profitable operations in the future and/or to obtain the necessary financing to meet its obligations and repay its liabilities arising from normal business operations when they come due.

  The Company was incorporated in the State of Nevada on October 23, 2002.

  Note 2         Summary of Significant Accounting Policies

  The financial statements of the Company have been prepared in accordance with generally accepted accounting principles in the United States of America. Because a precise determination of many assets and liabilities is dependent upon future events, the preparation of financial statements for a period necessarily involves the use of estimates which have been made using careful judgement. Actual results may vary from these estimates.

  The financial statements have, in management's opinion, been properly prepared within reasonable limits of materiality and within the framework of the significant accounting policies summarized below:

  Pre-exploration Stage Company

  The Company complies with Financial Accounting Standards Board Statement No. 7 and Securities and Exchange Commission Act Guide 7 for its characterization of the Company as pre-exploration stage.

  Knightsbridge Resources Inc.
  (A Pre-exploration Stage Company)
  Notes to the Financial Statements
  for the period October 23, 2002 (Date of Incorporation) to December 31, 2002
  (Stated in US Dollars) - Page 2

  Note 2         Summary of Significant Accounting Policies - (cont'd)

  Capitalization of Mineral Claim Costs

  Cost of acquisition, exploration, carrying and retaining unproven properties are expensed as incurred. Costs incurred in proving and developing a property ready for production are capitalized and amortized over the life of the mineral deposit or over a shorter period if the property is shown to have an impairment in value. Expenditures for mining equipment are capitalized and depreciated over their useful life.

  Environmental Costs

  Environmental expenditures that relate to current operations are expensed or capitalized as appropriate. Expenditures that relate to an existing condition caused by past operations, and which do not contribute to current or future revenue generation, are expensed. Liabilities are recorded when environmental assessments and/or remedial efforts are probable, and the cost can be reasonably estimated. Generally, the timing of these accruals coincides with the earlier of completion of a feasibility study or the Company's commitments to plan of action based on the then known facts.

  Income Taxes

  The Company uses the liability method of accounting for income taxes pursuant to Statement of Financial Accounting Standards, No. 109 "Accounting for Income Taxes".

  Basic and Diluted Loss Per Share

  The Company reports basic loss per share in accordance with the Statement of Financial Accounting Standards No,. 128, "Earnings Per Share". Basic loss per share is computed using the weighted average number of shares outstanding during the period. Diluted loss per share has not been provided as it would be antidilutive.

  Financial Instruments

  The carrying value of cash, accounts payable and accrued liabilities and advance from a director approximates their fair value because of the short maturity of these instruments. Unless otherwise noted, it is management's opinion that the Company is not exposed to significant interest, currency or credit risks arising from these financial instruments.

  Note 3        Mineral Claims

  On November 15, 2002, the Company acquired one mining claim consisting of twelve units located in the Province of British Columbia, Canada for $387. The mining claim has an expiration date of August 21, 2003. The claim has not proven to have commercially recoverable reserves and therefore the acquisition costs have been expensed.

  Knightsbridge Resources Inc.
  (A Pre-exploration Stage Company)
  Notes to the Financial Statements
  for the period October 23, 2002 (Date of Incorporation) to December 31, 2002
  (Stated in US Dollars) - Page 3

  Note 4 Advance from a Director

  The advance from a director is unsecured, due on demand and non-interest bearing.

  Note 5 Deferred Tax Assets

  The Financial Accounting Standards Board issued Statement Number 109 in Accounting for Income Taxes ("FAS 109") which is effective for fiscal years beginning after December 15, 1992. FAS 109 requires the use of the asset and liability method of accounting of income taxes. Under the assets and liability method of FAS 109, deferred tax assets and liabilities are recognized for the future tax consequences attributable to temporary differences between the financial statements carrying amounts of existing assets and liabilities and their respective tax bases. Deferred tax assets and liabilities are measured using enacted tax rates expected to apply to taxable income in the years in which those temporary differences are expected to be recovered or settled.

  The following table summarizes the significant components of the Company's deferred tax assets:

Total

Deferred Tax Assets
Non-capital loss carryforward	$1,200
Valuation allowance for deferred tax asset	(1,200)

$-

  The amount taken into income as deferred tax assets must reflect that portion of the income tax loss carryforwards that is likely to be realized from future operations. The Company has chosen to provide an allowance of 100% against all available income tax loss carryforwards, regardless of their time of expiry.

  Note 6               Income Taxes

  No provision for income taxes has been provided in these financial statements due to the net loss. At December 31, 2002 the Company has net operating loss carryforwards, which expire commencing in 2022, totalling approximately $8,001, the benefit of which has not been recorded in the financial statements.

  Note 7               New Accounting Standards

  Management does not believe that any recently issued, but not yet effective accounting standards if currently adopted could have a material effect on the accompanying financial statements.

  Note 8               Subsequent Events

  a) Subsequent to December 31, 2002, the Company issued 1,000,000 common shares at $0.0001 per share for proceeds of $100 pursuant to a subscription agreement.

  b) The Company intends to file a Form SB-1 registration statement for the sale of up to 2,000,000 of the Company's common shares at $0.10 per share.

  KNIGHTSBRIDGE RESOURCES INC.

  (A Pre-exploration Stage Company)

  INTERIM FINANCIAL STATEMENTS

  June 30, 2003

  (Stated in US Dollars)

  (Unaudited)

  KNIGHTSBRIDGE RESOURCES INC.
  (A Pre-exploration Stage Company)
  INTERIM BALANCE SHEET
  June 30, 3003
  (Stated in US Dollars)
  (Unaudited)

	(Unaudited)	(Audited)
	June 30,	December 31,
ASSETS	2003	2002
Current
Cash	$ 9,465	$ 10,061

LIABILITIES
Current
Accounts payable and accrued liabilities	$ 1,926	$ 1,676
Advance from a director	15,386	15,386

	17,312	17,062

STOCKHOLDERS' DEFICIENCY
Common stock, $0.00001 par value
100,000,000 shares authorized
11,000,000 shares issued (December 31, 2002: 10,000,000)	110	100
Additional paid-in capital	990	900
Deficit accumulated during the pre-exploration stage	(8,947)	(8,001)

	(7,847)	(7,001)

	$ 9,465	$ 10,061
Continuance of Operations - Note 2

  SEE ACCOMPANYING NOTES

  KNIGHTSBRIDGE RESOURCES INC.
  (A Pre-exploration Stage Company)
  INTERIM STATEMENT OF OPERATIONS
  for the three and six month period ended June 30, 2003
  and for the period October 23, 2002 (Date of Incorporation) to June 30, 2003
  (Stated in US Dollars)
  (Unaudited)

			October 23, 2002
	Three months	Six months	(Date of Incorp-
	ended	ended	ration) to
	June 30,	June 30,	June 30,
	2003	2003	2003

Expenses
Audit fees	$ 1,000	$ 1,000	$ 2,500
Bank charges	31	79	246
Foreign exchange gain	(71)	(138)	(138)
Legal fees	-	-	5,000
Mineral claim and pre-exploration costs	-	-	393
Office	-	-	46
Registration and filing fees	5	5	900

Net loss for the period	$ 965	$ 946	$ 8,947

Basic and diluted loss per share	$ 0.00	$ 0.00

Weighted average number of shares outstanding	10,923,077	10,464,088

  SEE ACCOMPANYING NOTES

  KNIGHTSBRIDGE RESOURCES INC.
  (A Pre-exploration Stage Company)
  INTERIM STATEMENT OF CASH FLOWS
  for the six month period ended June 30, 2003
  and for the period October 23, 2002 (Date of Incorporation) to June 30, 2003
  (Stated in US Dollars)
  (Unaudited)

		October 23, 2002
	Six months	(Date of Incorp-
	ended	ration) to
	June 30,	June 30,
	2003	2003

Cash Flows used in Operating Activities
Net loss for the period	$ (946)	$ (8,947)
Change in non-cash working capital balance related to operations
Accounts payable and accrued liabilities	250	1,926

	(696)	(7,021)

Cash Flows from Financing Activities
Common stock issued	100	1,100
Advance from a director	-	15,386

	100	16,486

Increase (decrease) in cash during the period	(596)	9,465

Cash, beginning of the period	10,061	-

Cash, end of the period	$ 9,465	$ 9,465

Supplemental disclosure of cash flow information
Cash paid during the period for:
Interest	$ -	$ -

Income taxes	$ -	$ -

  SEE ACCOMPANYING NOTES

  KNIGHTSBRIDGE RESOURCES INC.
  (A Pre-exploration Stage Company)
  INTERIM STATEMENT OF STOCKHOLDERS' DEFICIENCY
  for the period October 23, 2002 (Date of Incorporation) to June 30, 2003
  (Stated in US Dollars)
  (Unaudited)
				Deficit
				Accumulated
			Additional	During the Pre-
	Common Shares		Paid-in	exploration
	Number	Par Value	Capital	Stage	Total

Common stock issued for cash - at $0.0001	10,000,000	$ 100	$ 900	$ -	$ 1,000

Net loss for the period	-	-	-	(8,001)	(8,001)

Balance, as at December 31, 2002	10,000,000	100	900	(8,001)	(7,001)
Common stock issued for cash - at $0.0001	1,000,000	10	90	-	100
Net loss for the period	-	-	-	(946)	(946)

Balance, as at June 30, 2003	11,000,000	$ 110	$ 990	$ (8,947)	$ (7,847)

  SEE ACCOMPANYING NOTES

  KNIGHTSBRIDGE RESOURCES INC.
  (A Pre-exploration Stage Company)
  NOTES TO THE INTERIM FINANCIAL STATEMENTS
  June 30, 2003
  (Stated in US Dollars)
  (Unaudited)

  Note 1              Interim Reporting

  While the information presented in the accompany interim six month financial statement is unaudited, it includes all adjustments which are in the opinion of management, necessary to present fairly the financial position, results of operations and cash flows for the interim period presented. All adjustments are of a normal recurring nature. It is suggested that these financial statements be read in conjunction with the Company's December 31, 2002 audited financial statements.

  Note 2               Continuance of Operations

  The financial statements have been prepared using generally accepted accounting principles in the United States of America applicable for a going concern which assumes that the Company will realize its assets and discharge its liabilities in the ordinary course of business. At June 30, 2003, the Company has a working capital deficiency of $7,847 and has accumulated losses of $8,947 since its commencement. Its ability to continue as a going concern is dependent upon the ability of the Company to obtain the necessary financing to meet its obligations and pay its liabilities arising from normal business operations when they come due.

  Note 3               Subsequent Event

  The Company intends to file a Form SB-1 registration statement for the sale of up to 2,000,000 of the Company's common shares at $0.10 per share.

  BACK COVER PAGE

  DELIVERY OF PROSPECTUS BY DEALERS

  Until 90 days after the effective date of this Prospectus, all dealers effecting transactions in the registered shares, whether or not participating in this distribution, may be required to deliver a Prospectus. This is in addition to the obligation of dealers to deliver a prospectus when acting as underwriters with respect to their unsold allotments or subscriptions.

  PART II. INFORMATION NOT REQUIRED IN PROSPECTUS

  Item 24. Indemnification of Directors and Officers .

  The statutes, charter provisions, bylaws, contracts or other arrangements under which controlling persons, directors or officers of the registrant are insured or indemnified n any manner against any liability which they may incur in such capacity are as follows:

  Section 78.751 of the Nevada Business Corporation Act provides that each corporation shall have the following powers:

    A corporation may indemnify any person who was or is a party or is threatened to be made a party to any threatened, pending or completed action, suit or proceeding, whether civil, criminal, administrative or investigative, except an action by or in the right of the corporation, by reason of the fact that he is or was a director, officer, employee or agent of the corporation, or is or was serving at the request of the corporation as a director, officer, employee or agent of another corporation, partnership, joint venture, trust or other enterprise, against expenses, including attorneys' fees, judgments, fines and amounts paid in settlement actually and reasonably incurred by him in connection with the action, suit or proceeding if he acted in good faith and in a manner which he reasonably believed to be in or not opposed to the best interest of the corporation, and, with respect to any criminal action or proceeding, had no reasonable cause to believe his conduct was unlawful. The termination of any action, suit or proceeding by judgment, order, settlement, conviction, or on a plea of nolo contendere or its equivalent, does not, of itself create a presumption that the person did not act in good faith and in a manner which he reasonably believed to be in or not opposed to the best interests of the corporation, and that, with respect to any criminal action or proceeding, he had reasonable cause to believe that his conduct was unlawful.

     A corporation may indemnify any person who was or is a party or is threatened to be made a party to any threatened, pending or completed action or suit by or in the right of the corporation to procure a judgment in its favor by reason of the fact that he is or was a director, officer, employee or agent of the corporation, or is or was serving at the request of the corporation as a director, officer, employee or agent of another corporation, partnership, joint venture, trust or other enterprise against expenses, including amounts paid in settlement and attorneys' fees actually and reasonably incurred by him in connection with the defense or settlement of the action or suit if he acted in good faith and in a manner which he reasonably believed to be in or not opposed to the best interests of the corporation. Indemnification may not be made for any claim, issue or matter as to which such a person has been adjudged by a court of competent jurisdiction, after exhaustion of all appeals therefrom, to be liable to the corporation or for amounts paid in settlement to the corporation, unless and only to the extent that the court in which the action or suit was brought or other court of competent jurisdiction, determines on application that in view of all the circumstances of the case, the person is fairly and reasonably entitled to indemnity for such expenses as the court deems proper.

    To the extent that a director, officer, employee or agent of a corporation has been successful on the merits or otherwise in defense of any action, suit or proceeding referred to in subsections 1 and 2, or in defense of any claim, issue or matter therein, he must be indemnified by the corporation against expenses, including attorneys' fees, actually and reasonably incurred by him in connection with the defense.

    Any indemnification under subsections 1 and 2, unless ordered by a court or advanced pursuant to subsection 5, must be made by the corporation only as authorized in the specific case on a determination that indemnification of the director, officer, employee or agent is proper in the circumstances.

  The determination must be made:

  (a) By the stockholders;

  (b) By the board of directors by majority vote of a quorum consisting of directors who were not parties to the act, suit or proceeding;

  (c) If a majority vote of a quorum consisting of directors who were not parties to the act, suit or proceeding so orders, by independent legal counsel, in a written opinion; or

  (d) If a quorum consisting of directors who were not parties to the act, suit or proceeding cannot be obtained, by independent legal counsel in a written opinion.

    The certificate or articles of incorporation, the bylaws or an agreement made by the corporation may provide that the expenses of officers and directors incurred in defending a civil or criminal action, suit or proceeding must be paid by the corporation as they are incurred and in advance of the final disposition of the action, suit or proceeding, upon receipt of an undertaking by or on behalf of the director or officer to repay the amount if it is ultimately determined by a court of competent jurisdiction that he is not entitled to be indemnified by the corporation. The provisions of this subsection do not affect any rights to advancement of expenses to which corporate personnel other than directors or officers may be entitled under any contract or otherwise by law.

    The indemnification and advancement of expenses authorized in or ordered by a court pursuant to this section:

  (a) Does not exclude any other rights to which a person seeking indemnification or advancement of expenses may be entitled under the certificate or articles of incorporation or any bylaw, agreement, vote of stockholders of disinterested directors or otherwise, for either an action in his official capacity or an action in another capacity while holding his office, except that indemnification, unless ordered by a court pursuant to subsection 2 or for the advancement of expenses made pursuant to subsection 5, may not be made to or on behalf of any director or officer if a final adjudication establishes that his acts or omissions involved intentional misconduct, fraud or a knowing violation of the law and was material to the cause of action.

  (b) Continues for a person who has ceased to be a director, officer, employee or agent and inures to the benefit of the heirs, executors and administrators of such a person.

    The registrant's Articles of Incorporation limit liability of its Officers and Directors to the full extent permitted by the Nevada Business Corporation Act.

  Item 25. Other Expenses of Issuance and Distribution ..

  The estimated expenses of the offering (assuming all shares are sold), all of which are to be paid by the registrant, are as follows:

Expense	Estimated Amount

SEC Registration Fee:	$16
Printing Expenses:	$200
Accounting Fees and Expenses:	$1,284
Legal Fees and Expenses:	$21,000
Blue Sky Fees/Expenses:	$200
Transfer Agent Fees:	$1,000
Miscellaneous Expense:	$100

$23,800

  Item 26. Recent Sales of Unregistered Securities .

  During the past three years, the Registrant has sold the following securities which were not registered under the Securities Act of 1933, as amended.

Name and Address	Date	Shares	Consideration
Ron Schmitz Suite 1260 609 Granville Street Vancouver, B.C. V7Y 1G5	11/05/02	2,000,000	$ 200
Ernest Rogers 91 Commercial Road Poole, Dorset U.K. BH14 0JD	11/21/02	8,000,000	$ 800
Yeun Mi Kim 126 - 14 Subu-ri Kunwi-up, Kunwi-kun, Kyung-buk 716 800 South Korea	04/07/03	1,000,000	$ 100

  We issued the foregoing restricted shares of common stock to Messrs. Schmitz and Rogers and Ms. Kim under Section 4(2) of the Securities Act of 1933. Messrs. Schmitz and Rogers are sophisticated investors, are officers and directors of the company, and were in possession of all material information relating to the company. Ms. Kim is a close personal friend of the directors and was in possession of all material information relating to the company. No commissions were paid to anyone in connection with the sale of the shares and no general solicitation was made to anyone.

  Item 27. Exhibits.

  The following Exhibits are filed as part of this Registration Statement, pursuant to Item 601 of Regulation S-B.

Exhibit No.	Document Description

3.1	Articles of Incorporation
3.2	Bylaws
4.1	Specimen Stock Certificate
5.1	Opinion and Consent of ! regarding the legality of the securities being registered
10.1	Santos Mineral Claim
10.2	Purchase Agreement to Acquire Santos Mineral Claim
10.3	Trust Agreement
23.1	Consent of Amisano Hanson Certified Accountants
99.1	Subscription Agreement

  Item 28. Undertakings .

  Subject to the terms and conditions of Section 15(d) of the Securities Exchange Act of 1934 Knightsbridge Resources Inc. hereby undertakes to file with the Securities and Exchange Commission such supplementary and periodic information, documents, and reports as may be prescribed by any rule or regulation of the Commission heretofore or hereafter duly adopted pursuant to authority conferred to that section.

  Insofar as indemnification for liabilities arising under the Securities Act of 1933 may be permitted to directors, officers and controlling persons of Knightsbridge pursuant to the foregoing provisions, or otherwise, we have been advised that in the opinion of the Securities and Exchange Commission such indemnification is against public policy as expressed in the Act and is, therefore, unenforceable. In the event that a claim for indemnification against such liabilities (other than the payment by us of expenses incurred or paid by a director, officer or controlling person of Knightsbridge. in the successful defense of any action, suit or proceeding) is asserted by such director, officer or controlling person in connection with the securities being registered, we will, unless in the opinion of its counsel the matter has been settled by controlling precedent, submit to a court of appropriate jurisdiction the question whether such indemnification by it is against public policy as expressed in the Act and will be governed by the final adjudication of such issue.

  Knightsbridge hereby undertakes to:

    File, during any period in which it offers or sells securities, a post-effective amendment to this registration statement to:
    Include any prospectus required by section 10(a)(3) of the Securities Act of 1933;
    Reflect in the prospectus any facts or events which, individually or together, represent a fundamental change in the information in the registration statement. Notwithstanding the foregoing, any increase or decrease in volume of securities offered (if the total dollar value of securities offered would not exceed that which was registered) and any deviation from the low or high end of the estimated maximum offering range may be reflected in the form of prospectus filed with the Commission pursuant to Rule 424(b) if, in the aggregate, the changes in volume and price represent no more than a 20% change in the maximum aggregate offering price set forth in the "Calculation of Registration Fee" table in the effective registration statement; and
    Include any additional or changed material information on the plan of distribution.
    For determining liability under the Securities Act of 1933 treat each post-effective amendment as a new registration statement of the securities offered, and the offering of the securities at that time to be the initial bona fide offering.

    File a post-effective amendment to remove from registration any of the securities that remain unsold at the end of the offering.

  SIGNATURES

  Pursuant to the requirements of the Securities Act of 1933, the registrant certifies that it has reasonable grounds to believe that it meets all of the requirements for filing of this Form SB-1 Registration Statement and has duly caused this Form SB-1 Registration Statement to be signed on its behalf by the undersigned, thereunto duly authorized, in Vancouver, Canada on this 26th day of August, 2003.

  KNIGHTSBRIDGE RESOURCES INC.

  BY:

            /s/ Ron Schmitz
  ______________________________
  Ron Schmitz
  President, Treasurer and a member of
  the Board of Directors

  KNOW ALL MEN BY THESE PRESENT, that each person whose signature appears below constitutes and appoints Ron Schmitz, as true and lawful attorney-in-fact and agent, with full power of substitution, for him and in his name, place and stead, in any and all capacities, to sign any and all amendments (including post-effective amendments) to this registration statement, and to file the same, therewith, with the Securities and Exchange Commission, and to make any and all state securities law or blue sky filings, granting unto said attorney-in-fact and agent, full power and authority to do and perform each and every act and thing requisite or necessary to be done in about the premises, as fully to all intents and purposes as he might or could do in person, hereby ratifying and confirming all that said attorney-in-fact and agent, or any substitute or substitutes, may lawfully do or cause to be done by virtue hereof.

  Pursuant to the requirements of the Securities Act of 1933, this Form SB-1 Registration Statement has been signed by the following persons in the capacities and on the dates indicated:

  /s/ Ernest Rogers
  ______________________________
  Ernest Rogers, Director                                                                                Date: August 26, 2003
  91 Commercial Road
  Poole, Dorset U.K.
  BH14 0JD